UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-40865

Wallbox N.V.

(Translation of registrant’s name into English)

Carrer del Foc, 68

Barcelona, Spain 08038

Tel: +34 930 181 668

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

On May 30, 2025, Wallbox N.V. (“Wallbox” or the “Company”) published information relating to its Annual General Meeting of shareholders to be held on June 30, 2025 (the “2025 Annual General Meeting”).

A copy of the Company’s (1) Invitation Announcement to the 2025 Annual General Meeting of Wallbox N.V., (2) Convocation Notice and Explanatory Notes, (3) Annual Report (including the Annual Accounts for the Financial Year 2024), (4) proposed Deed of Amendment to the Company’s Articles of Association regarding the increase of authorized capital, and (5) proposed Deed of Amendment to the Company’s Articles of Association regarding the reverse stock split, are attached hereto as exhibit 99.1, 99.2, 99.3, 99.4 and 99.5, respectively (collectively, the “Annual General Meeting Materials”).

Copies of the Annual General Meeting Materials are available for inspection and can be obtained free of charge by shareholders and others through the Company’s website at investors.wallbox.com and at the offices of the Company at Carrer del Foc 68, 08038 Barcelona, Spain, until the close of the 2025 Annual General Meeting.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Invitation Announcement to the 2025 Annual General Meeting of Wallbox N.V., dated as of May 30, 2025

99.2	Convocation Notice and Explanatory Notes

99.3	Annual Report (including the Annual Accounts for the Financial Year 2024)

99.4	Proposed Deed of Amendment to Articles of Association (Deed I - Increase authorized capital) [English and Dutch versions]

99.5	Proposed Deed of Amendment to Articles of Association (Deed II - Reversed stock split) [English and Dutch versions]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Wallbox N.V.

Date: May 30, 2025	By:	/s/ Enric Asunción Escorsa
Enric Asunción Escorsa
Chief Executive Officer